January 9, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Office of Healthcare & Insurance
Christopher Edwards, Attorney Advisor
Mary Beth Breslin, Attorney Advisor

Re:	Scythian Biosciences Corp.
Amendment No. 2 to Registration Statement on Form 20-F
Filed December 6, 2017
File No. 000-55830

Ladies and Gentlemen:

On behalf of Scythian Biosciences Corp. (the “Company”), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced submission as set forth in the comment letter of December 22, 2017.

Risk Factors

We are dependent on the success of our product candidates..., page 14

1.	The risk factor appears to be incomplete. Please expand to describe your dependence on the success of your product candidates.

Response:

The risk factor disclosure on page 14 has been revised in accordance with the Staff’s comment.

Business Overview, page 28

2.	Please revise to disclose the results of prior Phase II and Phase III clinical trials involving dexanabinol that are referenced in the collaboration agreement with the University of Miami. We note this agreement indicates that these trials failed to provide adequate support for the use of dexanabinol as a single agent for the treatment of concussions.

Response:

The disclosure in “Business Overview” has been revised in accordance with the Staff’s comment.

3.	We note the disclosure stating that a CBD-based drug application is pending before the FDA for the treatment of seizures associated with epilepsy. Please specify the CBD- based drug that is referenced and disclose the type of drug application that has been filed.

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Response:

The disclosure in “Business Overview” has been revised in accordance with the Staff’s comment.

4.	We note your disclosure that the drug Marinol has been approved by the FDA. Please disclose the indication for which the drug was approved by the FDA and specify that the Combination Therapy does not include a drug containing THC.

Response:

The disclosure in “Business Overview” has been revised in accordance with the Staff’s comment.

Major Shareholders and Related Party Transactions

Related Party Transactions, page 49

5.	Please tell us why you removed the private placement transaction between SBI and directors and officers of SBI from this section. It appears that the transaction occurred within the time period specified in Item 7.B of Form 20-F and we note that the disclosure is included in Note 7 to the financial statements on page 182.

Response:

This disclosure relating to the private placement transaction between SBI and directors and officers of SBI was inadvertently removed. The Company has revised the disclosure in “Related Party Transactions” in accordance with the Staff’s comment.

For the Three and Six Months Ended September 30, 2017

Condensed Consolidated Interim Financial Statements

Notes to Condensed Consolidated Interim Financial Statements

2. Basis of Presentation, page 75

6.	Please expand your disclosure to describe your significant accounting policies, such as those governing research and development activities, collaborative research arrangements and stock compensation.

Response:

The Company respectfully acknowledges the Staff’s comment; however, the Company believes no further adjustments of disclosure are required as references to all policies is provided in Note 2(a) of its Condensed Consolidated Interim Financial Statements for the Three and Six Months Ended September 30, 2017 (the “Financial Statements”), which states:

“These condensed consolidated interim financial statements should be read in conjunction with the audited annual consolidated financial statements of Scythian Biosciences Inc. for the year ended March 31, 2017, which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies, use of judgments and estimates were presented in Note 2 and Note 3 of those audited financial statements and have been consistently applied in the preparation of these condensed consolidated interim financial statements.”

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In addition to this, the Company would like to clarify that its collaborative research agreements (the “Agreements”) with the University of Miami is simple from an accounting standpoint. Specifically, the Company has a payment schedule which provides that upon payment by the Company, such payment is recorded as a prepaid expense. On a quarterly basis, the Company receives detail of expenditures incurred by the University of Miami in relation to the Agreement, which is then recorded as a research and development cost, decreasing the prepaid expense. As such, the Company believes the notes to its Financial Statements sufficiently detail its accounting practices.

5. Reverse Takeover Transaction, page 77

7.	Please refer to prior comment 23. On page 196, in the section “Accounting for RTO,” you state that the Transaction was accounted for in accordance with IFRS 2. However, the specific assertions in this section appear to reference guidance in IFRS 3 (paragraphs B19 through B27). Please expand your disclosure to describe how you applied guidance in both IFRS 2 and IFRS 3 in determining your accounting treatment for the RTO transaction.

Response:

The disclosure in “Accounting for RTO” has been revised in accordance with the Staff’s comment.

Management’s Discussion and Analysis

Critical Accounting Estimates, page 98

8.	Please refer to prior comment 16. While we acknowledge the new information provided, we continue to believe that it does not adequately describe those critical accounting estimates and assumptions used in the preparation of your financial statements, such as those related to research and development activities, stock compensation and collaborative research agreements. Please expand your description of critical accounting estimates accordingly

Response:

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s prior comment 16, the Company revised its disclosure in Item 5 to include a discussion of the Company’s critical accounting estimates and assumptions that may have a material impact the Company’s financial condition or operating performance, specifically those related to the determination of fair value for financial instruments and stock compensation expense, which the Company refers to as the “cost of equity-settled transactions.”

The Company would like to note that it did not include further disclosure relating to its critical accounting estimates and assumptions as they relate to research and development activities or its Agreements because the Company does not use estimates or assumptions in accounting for these items. As discussed in the Company’s response to comment 4 above, to record expenditures related to its research and development activities and its Agreements, the Company receives reports from the University of Miami based on costs that have been incurred. Those numbers are then presented on the Company’s financial statements.

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Unaudited Pro Forma Combined Financial Statements, page 96

9.	Please refer to prior comment 21. Please explain why you presented a pro forma combined statement of loss and comprehensive loss for the four month period ended July 31, 2017. Article 11 of Regulation S-X requires that the pro forma income statements be based on the latest fiscal year and interim period included in the filing. Accordingly, the interim pro forma combined statement of loss and comprehensive loss would be for the six month period ended September 30, 2017. Please revise accordingly.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company presented a pro forma combined statement of loss and comprehensive loss for the four month period ended July 31, 2017 based on discussions with Mr. Kevin Vaughn. As further discussed with the Staff, the Company has revised its pro forma combined statement of loss and comprehensive loss (the “Pro Forma Financials”) to present the year ended March 31, 2017 and the six month period ended September 30, 2017, with the following adjustments:

●	No adjustments to the March 31, 2017 financial statements. The Pro Forma Financials were all prepared at one time and therefore the Company no longer includes any adjustments in its presentation, as discussed with the Staff.
●	The Pro Forma Financials begin with the Company’s financials for the six month period ended September 30, 2017, which were previously filed. The Company included the pro forma combined statement of loss and comprehensive loss for the four month period ended July 31, 2017 in a separate column under the header “Kitrinor.” The Company then presents the Pro Forma Financials adjustments, under which the Company reversed out transaction costs related to the RTO, as such costs were one-time occurring costs.

10.	Please refer to prior comment 21. Article 11 of Regulation S-X indicates that adjustments related to the pro forma condensed income statement shall be computed, assuming the transaction was consummated at the beginning of the fiscal year and carried through any interim period presented. In your pro forma presentation, the assumed consummation date would be April 1, 2016. However, as stated on page 197, your interim pro forma presentation assumes a second consummation date of April 1, 2017. Please revise accordingly. Also, in your response, explain your basis for making each pro forma adjustment, particularly those factors that you considered in determining whether or not these adjustments were directly-related and/or non-recurring.

Response:

The Unaudited Pro Forma Combined Financial Statements of the Company have been revised in accordance with the Staff’s comment.

Very Truly Yours,

/s/ Harvey J. Kesner

cc: Jonathan Gilbert, CEO

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